SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

GAFISA S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) informs its shareholders that the Board of Directors in a meeting held on April 15, 2019, approved the Company’s capital stock increase.

In accordance with Article 30, item XXII of the CVM Instruction No. 480 and guidelines provided in the Official Circular Letter/CVM/SEP/Nº 03/2019, released on February 28, 2019, the Company’s Management publicly informs that the Company’s capital stock increase was deliberated at the Board of Directors’ Meeting held on April 15, 2019, as follows:

1. Reasons for the Capital Increase and Allocation of Funds.

The Capital Increase aims at raising funds which shall be earmarked to cope with the Strategic Plan to be elaborated, as deliberated at the Company’s Extraordinary Shareholders’ Meeting of April 15, 2019, which shall confer to Gafisa the deserved outstanding position in the Brazilian real estate sector, wherein the Company was always a benchmark.

It also aims at meeting the liquidity demand to deal with short and medium term objective challenges to optimize Gafisa’s activities, so that to reinforce its capital structure and improve its net debt/shareholders’ equity ratio.

Referred Capital Increase will not have relevant legal/corporate consequences since it ensures preemptive rights to the Company’s shareholders, pursuant to provisions of Article 171 of the Brazilian Corporation Law.

2. Number of Shares to Be Issued and Guaranteed Rights.

The Capital Increase will occur by means of the issue, for the private subscription of twenty-six million, two hundred, seventy-three thousand, nine hundred and sixty-two (26,273,962) non-par, registered, book-entry shares.

Shares to be issued will confer to its holders the same full rights, advantages and restrictions conferred by other common shares issued by the Company, as set forth in its Bylaws, inclusive as to receipt of dividends and/or interest on equity to be declared by the Company from the date of their issue.

3. Issue Price per Share.

The issue base price shall be six Reais and two centavos (R$6.02) per share, defined based on Article 170, Paragraph 1, items I and III, of Law No. 6.404/76, applying a scheduled bonus: (i) fifteen percent (15%) applied over the issue base price in the exercise of preemptive right, at a price of five Reais and twelve centavos (R$5.12) per common share (ON), and (ii) an additional three percent (3%) in the amount of four Reais and ninety-six centavos (R$4.96) per common share, in unsold shares subscription.

That is to say, for preemptive right underwriters, the bonus achieved in the exercise of unsold shares amounts to the maximum percentage of seventeen integers and fifty-five hundredths percent (17.55%).

To sum up, the bonus starts from fifteen percent (15%), to exercise the preemptive right in share subscription, and reaches seventeen integers and fifty-five hundredths percent (17.55%) in unsold shares subscription.

3.1. Criterion and justifications for issue price calculation

The Company’s Management understands that, among the price calculation criteria, those which most appropriately reflect the Company’s share price, i.e., those representing the value closest to the market reality, are the prospect of future profitability and share quote on the stock exchange, as they take into account: (i) the sum of net present value of units sold, units launched and unsold and net present value of debt and other assets; and the net present value of new launches, future, general and administrative expenses and landbank acquisitions over the years; and (ii) to a lesser extent in the composition of increase pricing criteria, due to a high stock volatility, the share quote on the stock exchange with discount in view of market conditions.

This methodology of the prospect of future profitability has a greater assertiveness during periods of high cash pressure and restricted financing capacity. On the other hand, although it represents a smaller amount of composition of the increase pricing cumulative criterion, the share quote on the stock exchange works as a natural reference of a realistic issue price capable to take into account the market conditions and continue attractive.

Thus, Management understands that solely and exclusively adopting the share quote on the stock exchange criterion, or consider it in proportions equivalent to the prospect of future profitability criterion, it would be inappropriate, due to the fact that the share excessive volatility results in an amount not representing the share’s economic value.

Moreover, disregard the share quote in a company with such a tradeable index also would not be the most appropriate criterion. Hence, Management applied the price average, capturing stock volatility in the period between March 9, 2019, and April 9, 2019.

This analysis gave reasons to justify the combination of pricing criteria elements, items I and III, Paragraph 1 of Article 170 of Law No. 6.404/1976, and the prevalence of prospect of profitability, applying in this case, discount in issue price, which according to Management’s opinion, it represents the most appropriate pricing of the Company’s shares, without unjustified dilution of non-participating shareholders.

Thus, with an adequate level of accuracy, it is possible to align the need of generating cash of the Company, to meet the debt service and maintain the ordinary course of its operations, without compromising the obligations then assumed.

3.1.1. Reason for discount of Issue Price to the Market Price.

Considering the need of funding by the Company, the discount, applied in view of market conditions, as authorized by Article 170, Paragraph 1, item III, of Law No. 6.404/76, aims at stimulating the Company’s shareholders adhesion and, at the same time, obtaining from certain investors a guarantee to subscribe part of the Capital Increase.

In this regard, a discount was defined at seventeen integers and fifty-five hundredths percent (17.55%), with a scheduled application of fifteen percent (15%) in the exercise of the preemptive right, and applying over such percentage, three percent (3%) in unsold shares subscription.

The preliminary fifteen percent (15%) of discount aims at (i) conferring additional advantage for share underwriters in Capital Increase; (ii) bolstering the Company’s capital structure to deal with short and medium term objective challenges to recover the Company’s activities; and (iii) reinforcing the underwriters’ commitment to take part in the Company’s capitalization.

The additional discount of three percent (3%), upon the unsold share apportionment, besides reaffirming the objectives mentioned above, would have as justification to revert to the benefit of shareholders participating in the capital increase, an eventual commission for autonomous agents who would act as brokers of the Company’s shares with potential investors.

3.2. Information on the Company’s share quote in the markets where its shares are traded.

3.2.1. Annual stock prices over the last three years:

a. 2016:

Minimum Stock Price: twenty-three Reais and forty-six centavos (R$23.46);

Maximum Stock Price: forty Reais and four centavos R$40.04);

Average Stock Price: thirty Reais and fifty-eight centavos (R$30.58).

b. 2017:

Minimum Stock Price: eight Reais and seventy-nine centavos (R$8.79);

Maximum Stock Price: thirty-five Reais and six centavos (R$35.06);

Average Stock Price: fifteen Reais and forty-seven centavos (R$15.47).

c. 2018:

Minimum Stock Price: nine Reais and forty-seven centavos (R$9.47);

Maximum Stock Price: twenty Reais and sixty centavos (R$20.60);

Average Stock Price: thirteen Reais and seven centavos (R$13.07).

3.2.2. Quarterly stock prices over the last two years:

a. 2017:

i. 1st quarter:

Minimum Stock Price: fifteen Reais and ninety-four centavos (R$15.94);

Maximum Stock Price: thirty-five Reais and six centavos (R$35.06);

Average Stock Price: twenty-three Reais and ninety centavos (R$23.90).

ii. 2nd quarter:

Minimum Stock Price: eight Reais and seventy-nine centavos (R$8.79);

Maximum Stock Price: seventeen Reais and thirty-three centavos (R$17.33);

Average Stock Price: twelve Reais and thirty centavos (R$12.30).

iii. 3rd quarter:

Minimum Stock Price: nine Reais and twenty-two centavos (R$9.22);

Maximum Stock Price: twelve Reais and ninety-two centavos (R$12.92);

Average Stock Price: ten Reais and fifty-eight centavos (R$10.58).

iv. 4th quarter:

Minimum Stock Price: eleven Reais and seventy-seven centavos (R$11.77);

Maximum Stock Price: twenty Reais and forty-six centavos (R$20.46);

Average Stock Price: fifteen Reais and eighteen centavos (R$15.18).

b. 2018:

i. 1st quarter:

Minimum Stock Price: nine Reais and forty-seven centavos (R$9.47);

Maximum Stock Price: twenty Reais and sixty centavos (R$20.60);

Average Stock Price: fifteen Reais and thirteen centavos (R$15.13).

ii. 2nd quarter:

Minimum Stock Price: ten Reais (R$10.00);

Maximum Stock Price: thirteen Reais and forty-nine centavos (R$13.49);

Average Stock Price: twelve Reais and three centavos (R$12.03).

iii. 3rd quarter:

Minimum Stock Price: nine Reais and ninety centavos (R$9.90);

Maximum Stock Price: twelve Reais and forty centavos (R$12.40);

Average Stock Price: eleven Reais and forty-four centavos (R$11.44).

iv. 4th quarter:

Minimum Stock Price: eleven Reais and thirteen centavos (R$11.13);

Maximum Stock Price: sixteen Reais and ninety centavos (R$16.90);

Average Stock Price: thirteen Reais and eighty-three centavos (R$13.83).

3.2.3. Monthly stock prices over the last six months:

i. Oct/2018

Minimum Stock Price: eleven Reais and forty-five centavos (R$11.45);

Maximum Stock Price: thirteen Reais and forty-five centavos (R$13.45);

Average Stock Price: twelve Reais and thirty-three centavos (R$12.33).

ii. Nov/18

Minimum Stock Price: eleven Reais and thirteen centavos (R$11.13);

Maximum Stock Price: fifteen Reais and seventy-five centavos (R$15.75);

Average Stock Price: thirteen Reais and thirty-three centavos (R$13.33).

iii. Dec/18

Minimum Stock Price: fifteen Reais and forty centavos (R$15.40);

Maximum Stock Price: sixteen Reais and ninety centavos (R$16.90);

Average Stock Price: sixteen Reais and twenty centavos (R$16.20).

iv. Jan/19

Minimum Stock Price: thirteen Reais and seventy-seven centavos (R$13.77);

Maximum Stock Price: sixteen Reais and ninety-five centavos (R$16.95);

Average Stock Price: fifteen Reais and eighty-eight centavos (R$15.88).

v. Feb/19

Minimum Stock Price: eight Reais and ninety-four centavos (R$8.94);

Maximum Stock Price: fourteen Reais and forty-nine centavos (R$14.49);

Average Stock Price: eleven Reais and three centavos (R$11.03).

vi. Mar/19

Minimum Stock Price: eight Reais and fifty-four centavos (R$8.54);

Maximum Stock Price: ten Reais and three centavos (R$10.03);

Average Stock Price: nine Reais and thirty-five centavos (R$9.35).

3.2.4. Average Stock Price over the last ninety (90) days: eleven Reais and twenty-one centavos (R$11.21)

4. Capital Stock Increase.

In the event of Full Subscription, the overall issue price shall be one hundred, thirty-four million, five hundred, twenty-two thousand, six hundred, eighty-five Reais and forty-four centavos (R$134,522,685.44) and shall be earmarked to the capital stock, so that the Company’s capital stock shall increase from current  two billion, five hundred, twenty-one million, three hundred, eighteen thousand, three hundred, sixty-five Reais and twenty-six centavos (R$2,521,318,365.26), divided into forty-four million, seven hundred, fifty-seven thousand, nine hundred and fourteen (44,757,914) non-par, registered, book-entry, common shares to, in the assumption of full subscription of shares in the exercise of preemptive right, two billion, six hundred, fifty-five million, eight hundred, forty-one thousand, fifty Reais and seventy centavos (R$2,655,841,050.70), divided into seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) non-par, registered, book-entry common shares.

The new wording of caput of Article 5 of the Company’s Bylaws, reflecting the new capital stock amount and the new number of shares in which the Company’s capital now shall be divided, due to the Capital Increase, shall be appropriately defined, when, once ratified the Capital Increase by the Company’s Board of Directors, the final figures are known.

5. Payment Conditions.

The shares issued within the scope of the Capital Increase shall be fully paid in cash, in domestic currency, upon subscription.

6. Preemptive Right.

The Company’s shareholders shall be ensured the preemptive right to subscribe new shares, pursuant to Article 171 of Law No. 6.404/76, based on the ownership interest held by shareholders at the closing of B3’s trading session of April 23, 2019.

In view of the current ownership structure of the Company, each common share shall confer to its holder the right to subscribe 0.637842894 common share issued in the Capital Increase.

Since the subscription right cannot be exercised by holders of the American Depositary Shares Program (“ADSs”), Citibank N.A., in the capacity of depositary institution of the Company’s ADSs Program, shall endeavor commercially reasonable efforts to sell the Preemptive Rights attributable to the holders of ADSs, distributing the proceeds obtained with the sale amongst the holders of ADSs as provided for in the ADSs Deposit Agreement.

6.1. Capital Increase Subscription by Related Parties

New shares may be subscribed by current Company’s shareholders in the exercise of their preemptive rights, according to their respective interest in the Company’s capital stock.

The Company is not aware of any firm commitment to subscribe shares to be issued in the Capital Increase, therefore, there is no obligation from any related party to subscribe to shares in the Capital Increase.

7. Potential Dilution.

Considering that the Company’s shareholders shall be ensured the preemptive right in the subscription of new shares if shareholders fully exercise their respective preemptive rights, the Capital Increase shall not cause any dilution of current shareholders.

In the event shareholders who opted for not exercising the preemptive right in the subscription of new shares, the potential dilution resulting from the Capital Increase, considering the maximum amount of Capital Increase shall be 36.99%.

7.1. Management opinion on the Capital Increase Effects

The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of opinions received from specialized media on the value of its shares, as well as based on the Independent Analysis Report issued by Eleven Financial Research available in the CVM’s Net Companies system.

8. Procedures to Exercise the Preemptive Right.

The holders of the Company’s shares shall have the preemptive right in the subscription of new shares, and they may subscribe or assign their preemptive right so that third parties subscribe a number of shares proportional to the ownership interest of these shareholders in the Company.

The term to exercise the preemptive right shall be thirty (30) consecutive days as of April 24, 2019 (inclusive), i.e., until May 23, 2019 (inclusive) (“Preemptive Right Period”). The exercise, with B3, in relation to the shares held under custody, shall observe the terms and operational procedures stipulated by B3.

The Company’s shares acquired from April 24, 2019, inclusive, shall not be entitled to preemptive right by acquiring shareholder and shall be traded ex-subscription rights.

Once observed the procedures established by Itaú Unibanco S.A. (“Itaú”), the financial institution in charge of the Company’s shares bookkeeping and B3 S.A. – Brasil, Bolsa e Balcão (“B3”), the right to subscription may be exercised from the commencement of the Initial Period of Preemptive Right by shareholders, or by assignees of preemptive right for subscription, and those under custody of B3 shall exercise it through their custody agent, in compliance with the terms and operational procedures stipulated by B3, and those at Itaú by (i) signing the applicable documents in any specialized branch of Itaú, identified in item 10 below (“Specialized Branches”); (ii) submitting the documentation referred to in item 9.1.2 below; and (iii) paying the subscription price and completing the respective subscription list.

9. Share Subscription Procedure and Treatment of Unsold Shares

9.1. Procedures to Subscribe Shares.

9.1.1.   Shares under the custody of Itaú

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right in the subscription of Shares, during the Preemptive Right Period shall go to one of the specialized branches, at Banco Itaú shareholder's services indicated in item 10 hereof.

The Preemptive Right shall be exercised by means of the signature of the subscription list, according to the template made available by Itaú, and the delivery of the documentation described in item 9.1.3 below, which shall be submitted by shareholder or assignee of the Preemptive Right for subscription to exercise his Preemptive Right by means of Itaú Corretora.

Services are provided during business days, from 10:00 a.m. to 4:00 p.m., as of April 24, 2019 (inclusive) and ending on May 23, 2019 (inclusive).

9.1.2.   Shares Under the Custody of B3’s Central Depositary

The holders of subscription rights under the custody of Central Depositary shall exercise respective rights by means of their custody agents and in accordance with the rules stipulated by Central Depositary.

9.1.3.   Documentation Required

The holders of subscription rights under the custody of Central Depositary intending to exercise their Preemptive Right or assign this right shall consult their custody agents concerning the documentation required.

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right or assigning this right, directly or by means of Itaú, shall submit the following documents:

(i)        Individuals: identity card, individual taxpayer’s register (CPF), proof of residence and proof of income.

(ii)       Legal entity: original and a copy of its bylaws and minutes of election of current board of executive officers or restated charter in effect, card of National Registry of Legal Entities at the Ministry of Finance (CNPJ/MF), corporate documentation granting proxy powers and original Identity Card, Individual Taxpayer’s Register (CPF/MF) and proof of residence of its proxies.

9.2   Procedures to Subscribe Unsold Shares

The issue price of unsold shares shall the same as indicated in item 3 above, i.e., six Reais and two centavos (R$6.02) per share, equally applying the bonus of fifteen percent (15%) over the issue price and, an additional bonus of three percent (3%), totaling the amount of four Reais and ninety-six centavos (R$4.96).

Upon the exercise of Preemptive Right, the underwriters intending to subscribe unsold Shares (“Unsold Shares”) during the Preemptive Right Period shall express in the subscription list, their intention of subscribing the Unsold Shares. Within four (4) business days as of the closing of the Preemptive Right Period. Within four (4) business days as of the closing of the Preemptive Right Period, the Company shall release a new Notice to Shareholders, by means of which the Company shall inform the apportionment procedures of Unsold Shares to be verified by Itaú. We clarify herein, for the purposes of this present Capital Increase, Unsold Shares shall be those shares not subscribed by the Company’s shareholders due to the non-exercise of Preemptive Right provided for by laws.

In eventual apportionment of Unsold Shares, shareholders expressing their interest in reserving Unsold Shares in the subscription list shall have five (5) business days, who shall receive the dates informed in referred new Notice to Shareholders on the verification of Unsold Shares, to indicate the percentage of Unsold Shares they intend to  subscribe, which cannot exceed the proportional amount of Unsold Shares to which each interested shareholder shall be entitled to.

The maximum quantity of Unsold Shares that each shareholder or assignee of Preemptive Right shall be entitled to subscribe, shall be calculated dividing the quantity of unsold shares by the total quantity of subscribed shares with the option of participating in the Unsold Shares apportionment and multiplying by the quantity that certain shareholder or assignee of Preemptive Right subscribed during the Preemptive Right Period, according to the following formula: (total quantity of unsold shares/ total subscribed shares with the option of unsold shares apportionment X quantity of shares subscribed by shareholder or assignee, who opted for the unsold shares apportionment).

In the event total shares, purpose of requests of unsold shares reservation exceeds the number of unsold shares available, a proportional apportionment shall occur among underwriters who requested the unsold shares reservation, and subscription unsold shares available shall be apportioned proportionally to the number of shares that these underwriters subscribed in the exercise of their preemptive rights.

The non-apportioned balance, whether due to the lack of interest or impossibility of apportionment as indicated above, shall be sold at B3’s trading session by Planner Corretora de Valores S.A. to the Company’s benefit, with an issue price of six Reais and two centavos (R$6.02).

Further details on the procedures to exercise the subscription of eventual Unsold Shares, including the dates to exercise the Apportionments, shall be released by means of a new Notice to Shareholders.

10. Itaú’s Specialized Branches.

The holders of share subscription rights included in the records of Itaú may exercise the rights mentioned herein in one of the Specialized Branches below. Doubts referring to Itaú may be clarified during business days, from 9:00 a.m. to 6:00 p.m. by means of Investors Exclusive Services, via telephone numbers (5511) 3003-9285 (capital cities and metropolitan regions) or 0800 7209285 (other locations).

Specialized Branch in the City of Rio de Janeiro
Av. Almirante Barroso, 52 – 2º andar, Centro – Rio de Janeiro/RJ

Specialized Branch in the City of São Paulo
R. Boa Vista, 176 – 1º Subsolo, Centro - São Paulo/SP

11. Documentation for Share Subscription and Assignment of Subscription Right.

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right or assign such right, directly or by means of Itaú, shall submit the following documents:

Individuals: (i) identity document; (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of restated charter or bylaws, (ii) corporate taxpayer’s register (CNPJ), (iii) a certified copy of the corporate documents evidencing the powers of subscription list signatory; and (iv) a certified copy of the identity card, individual taxpayer’s register (CPF) and signatory(ies)’s proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, a public proxy instrument with specific powers shall be submitted, accompanied by documents mentioned above, where applicable, of the grantor and attorney-in-fact.

The holders of subscription rights under the custody of B3’s Central Depositary shall exercise their preemptive rights through their custody agents, in observance of the terms stipulated by B3 and the conditions hereof.

The signature of the subscription list shall represent the manifestation of the irrevocable and irreversible will of the underwriter to acquire new subscribed shares, resulting in the underwriter’s irrevocable and irreversible obligation to fully pay for them upon subscription.

12. Ratification of the Capital Increase.

In the event the full subscription of Capital Increase does not materialize until the end of the Unsold Shares Subscription Period, the Board of Directors shall cancel the capital increase.

The underwriter whose subscription condition provided for in the respective subscription list is not implemented, shall receive the total amount fully paid by him, without monetary restatement.

13. Credit of shares.

The shares issued shall be credited on the business day following the ratification of the Capital Increase by the Company’s Board of Directors and can be viewed in shareholders’ statements as of the fifth business day after ratification.

São Paulo, April 16, 2019.

GAFISA S.A.

Roberto Luz Portella
Chief Executive Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer